U.S. Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

FOR 1/22/04
Current Report on Form 8-K 2004-RS1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110437
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

JAN 23 2004

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of January 2004.

04006367

Residential Asset Mortgage Products, Inc.
(Registrant)

By: Michael Mead /SC
Michael Mead
Vice President

PROCESSED
JAN 26 2004
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2004, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part I of II)

$1,400,000,000 (Approximate)

RAMP Series 2004-RS1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2004-RS1

January 13, 2004

Expected Timing:	Pricing Date:	On or about January [__], 2004
	Settlement Date:	On or about January [29], 2004
	First Payment Date:	February 25, 2004
Structure:	Group I (Fixed):	$[500.0] million senior/subordinate structure
	Group II (ARMs):	$[900.0] million senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

Statement Regarding Assumptions as to Securities, pricing estimates, and other Information

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

Residential Asset Mortgage Products, Inc.
RAMP Series 2004-RS1 Trust
Computational Materials: Preliminary Term Sheet **(Page 1)**

RAMP Series 2004-RS1 Trust Structural Summary

[January 13, 2004]
$[1,400,000,000] (Approximate - Subject to Revision)
Characteristics of the Certificates **(1), (2), (3)**

		Ratings S&P /Moody's		Pmt Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call	Pmt. Window (mos. to Call / # of mos.		Final Scheduled Maturity
A-I-1	170,487,000	AAA / Aaa	Sr Fltr (4)	0	Actual/360	1.00	1-23/23	December 2005	February 2022
A-I-2	38,904,000	AAA / Aaa	Sr Fxd (5)	24	30/360	2.20	23-30/8	July 2006	August 2024
A-I-3	66,378,000	AAA / Aaa	Sr Fxd (5)	24	30/360	3.00	30-44/15	September 2007	June 2028
A-I-4	23,592,000	AAA / Aaa	Sr Fxd (7)	24	30/360	4.00	44-52/9	May 2008	July 2029
A-I-5	38,273,000	AAA / Aaa	Sr Fxd (7)	24	30/360	5.00	52-70/19	November 2009	March 2031
A-I-6	77,491,000	AAA / Aaa	Sr Fxd (6,7)	24	30/360	8.57	70-117/48	October 2013	January 2034
A-I-7	46,125,000	AAA / Aaa	Sr Fxd – NAS (7)	24	30/360	6.74	37-117/81	October 2013	January 2034
M-I-1	16,250,000	AA / Aa2	Mez Fxd (6,7)	24	30/360	6.47	38-117/80	October 2013	January 2034
M-I-2	11,250,000	A / A2	Mez Fxd (6,7)	24	30/360	6.47	38-117/80	October 2013	January 2034
M-I-3	6,250,000	BBB / Baa1	Mez Fxd (6,7)	24	30/360	6.45	38-117/80	October 2013	January 2034
M-I-4	5,000,000	BBB - / Baa2	Mez Fxd (6,7)	24	30/360	6.02	38-110/73	March 2013	January 2034
Total Group I	**$500,000,000**								
								January 2012	January 2034
A-II-B	293,707,000	AAA /Aaa	Sr Fltr (6,8)	0	Actual/360	2.64	1-96/96	January 2012	January 2034
M-II-1	67,500,000	AA / Aa2	Mez Fltr (6,8)	0	Actual/360	5.35	39-96/58	January 2012	January 2034
M-II-2	54,000,000	A / A2	Mez Fltr (6,8)	0	Actual/360	5.33	38-96/59	January 2012	January 2034
M-II-3	9,000,000	A- / A3	Mez Fltr (6,8)	0	Actual/360	5.32	37-96/60	January 2012	January 2034
M-II-4	11,250,000	BBB+ / Baa1	Mez Fltr (6,8)	0	Actual/360	5.32	37-96/60	January 2012	January 2034
M-II-5	11,250,000	BBB / Baa2	Mez Fltr (6,8)	0	Actual/360	5.32	37-96/60	January 2012	January 2034
M-II-6	13,500,000	BBB - / Baa3	Mez Fltr (6,8)	0	Actual/360	5.32	37-96/60	January 2012	January 2034
Total Group II	**$900,000,000**								
Grand Total	**$1,400,000,000**								

Notes:
(1) Class sizes subject to a 10% variance.
(2) Pricing Speed Assumption:
Group I Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter)
Group II Loans: 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter)
(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) to the *maturity of the related Loan Group*.
(4) The lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.
(5) The pass-through rate on the Class A-I-2 and Class A-I-3 Certificates will be equal to the related fixed rate per annum.
(6) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-6 and the Class M-I-1 through M-I-4 Certificates will increase by 0.50% per annum beginning on the second Distribution Date after the first possible related optional call date. Likewise, if the 10% optional call for the Group II Loans is not exercised, the margin on the Class A-II-A and Class A-II-B Certificates will double, and the margin on the Class M-II-1 through Class M-II-6 Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible related optional call date.

(7) The pass-through rates on the Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class M-I-1, Class M-I-2, Class M-I-3 and Class M-I-4 Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap Rate.

(8) The least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap Rate and (iii) 14.00% per annum.

Issuer:	RAMP Series 2004-RS1 Trust.
Certificates:	The Class A-I-1 through Class A-I-7 Certificates (collectively, the "Class A-I Certificates") and the Class M-I-1 through Class M-I-4 Certificates (collectively, the "Class M-I Certificates"), are backed by primarily first lien, fixed-rate mortgage loans (the "Group I Loans"). The Class A-II-A Certificates are backed by first lien, adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations (the "Group II-A Loans"). The Class A-II-B Certificates (together with the Class A-II-A Certificates, the "Class A-II Certificates") are backed by first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group II-B Loans"). The Class M-II-1 through Class M-II-6 Certificates (collectively, the "Class M-II Certificates") are backed by the Group II-A Loans and the Group II-B Loans (collectively, the "Group II Loans"). The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."
Lead Manager:	Bear, Stearns & Co. Inc.
Co-Managers:	[Banc of America Securities LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.]
Depositor:	Residential Asset Mortgage Products, Inc. ("RAMP").
Trustee:	JPMorgan Chase Bank.
Master Servicer:	Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.
Subservicer:	Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately [92.07]% of the Group I Loans and approximately [100.00]% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.
Cut-off Date:	January 1, 2004.
Statistical Calculation Date:	January 1, 2004
Settlement Date:	On or about January 29, 2004.
Distribution Dates:	25th of each month (or the next business day if such day is not a business day) commencing in February 2004.
Form of Certificates:	Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations:	For the Class A, Class M-I-1 and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2, Class M-I-3, Class M-I-4, Class M-II-2, Class M-II-3, Class M-II-4, Class M-II-5 and Class M-II-6 Certificates: $250,000 and integral multiples of $1 in excess thereof.
ERISA Considerations:	It is expected that, as of the Closing Date, the Class A Certificates will be eligible for purchase by employee benefit plans or other retirement arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the Closing Date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of such Certificates.
Legal Investment:	The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Tax Status:	One or more REMIC elections.
Collateral Description:	Two loan groups: Group I (fixed) and Group II (adjustable). • Group I Loans will consist of primarily first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $[500,000,000] as of the Cut-off Date. • Group II-A Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac guidelines with an aggregate principal balance of approximately $[539,623,313] as of the Cut-off Date. • Group II-B Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to either Freddie Mac or Fannie Mae guidelines with an aggregate principal balance of approximately $[360,376,687] as of the Cut-off Date.
Prepayment Assumption:	Group I – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter). Group II – 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter).
Optional Calls:	If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group ("Optional Call Date"), the Master Servicer may terminate the trust with respect to that loan group. The optional calls are independent of each other.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. The NCA program includes mortgage loans that do not meet the guidelines for Residential Funding's standard securitization programs

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A quality," non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A quality" borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A-quality" mortgage loans with LTV's up to 107, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or whose total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A quality" credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "Alternet" program guidelines allows.

In addition, the NCA program includes mortgage loans, identified as "Seasoned Loans," that were included in mortgage pools previously securitized by affiliates of Residential Funding. These mortgage loans may not conform to Residential Funding's current underwriting criteria or documentation requirements.

Credit Enhancement:

A. Subordination.
Except as described below, with respect to each loan group, if the related Class M Certificates remain outstanding, losses on the related mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of related Class M Certificates with the lowest payment priority, and the other related classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the related Class M Certificates are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Group I Loans Class	Initial Subordination[1]	**Group II Loans** Class	Initial Subordination[1]
Class A-I	8.90%	Class A-II	21.50%
Class M-I-1	5.65%	Class M-II-1	14.00%
Class M-I-2	3.40%	Class M-II-2	8.00%
Class M-I-3	2.15%	Class M-II-3	7.00%
Class M-I-4	1.15%	Class M-II-4	5.75%
		Class M-II-5	4.50%
		Class M-II-6	3.00%

[1] Includes the target overcollateralization requirement as described herein.

B. Overcollateralization ("OC").

	Group I	**Group II**
Initial (%Orig.)	0.00%	0.00%
OC Target (% Orig.)	1.15%	3.00%
Stepdown OC Target (% Current)[1]	2.30%	6.00%
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	None	None

[1] Subject to certain trigger events as specified herein.

C. Cross-collateralization.
The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

D. Excess Spread.
- Group I: Initially equal to approximately [335] bps per annum.
- Group II: Initially equal to approximately [560] bps per annum.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of accrued and unpaid interest to the related certificates;

(2) Distribution of principal to the related certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(5) Payment to the related certificates and subsequently, to the non-related certificates, in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, payment to the Group II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount and payment to certain Group I Certificates in respect of any Group I Net WAC Cap Shortfall Carry-Forward Amount due to the application of the cap on the related pass-through rate, in the priority described herein;

(7) Payment to the related certificates and subsequently, to the non-related certificates, in respect of current relief act shortfalls;

(8) To pay to the holders of the related Class A Certificates, pro rata, and the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) To pay to the holders of the non-related Class A Certificates, pro rata, and the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(10) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Classes A-I-2 through Class A-I-7 Certificates and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap Rate.
- On each Distribution Date, for the Class A-I-2 and Class A-I-3 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupons.
- On each Distribution Date, for the Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7 and Class M-I Certificates, interest will accrue at a fixed rate, equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-6 and the Class M-I Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-A Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-A Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II-A Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-B Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-B Margin"), and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 2 times the Class A-II-B Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class M-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related Class M-II Margin, and beginning on the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus 1.5 times the related Class M-II Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.

Group I Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon, subject to a maximum of [14.00]% per annum (the "Group II Basis Risk Shortfall Carry-Forward Amount").

Weighted Average Monthly Fees: Master servicing fee and sub-servicing fee of approximately:
[0.35]% for Group I
[0.51]% for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date and either loan group, the excess, if any, of the aggregate stated principal balance of the mortgage loans in the related loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate certificate principal balance of the related Class A Certificates and related Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 1.15% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 2.30% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group I.

Trigger Event: A Trigger Event is in effect with respect to either loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds [50]% of the Group I Senior Enhancement Percentage or [42]% of the Group II Senior Enhancement Percentage, respectively, or (ii) cumulative realized losses on the related mortgage loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans	Group II Loans
Months 37-48	[1.30]% in the first month plus an additional 1/12th of [0.85]% for every month thereafter	[4.25]% in the first month plus an additional 1/12th of [2.15]% for every month thereafter
Months 49-60	[2.15]% in the first month plus an additional 1/12th of [0.60]% for every month thereafter	[6.40]% in the first month plus an additional 1/12th of [1.70]% for every month thereafter
Months 61-72	[2.75]% in the first month plus an additional 1/12th of [0.35]% for every month thereafter	[8.10]% in the first month plus an additional 1/12th of [0.40]% for every month thereafter
Months 73-84	[3.10]% in the first month plus an additional 1/12th of [0.25]% for every month thereafter	[8.50]%
Months 85 and thereafter	[3.25%]	[8.50]%

Sixty-Plus Delinquency Percentage: With respect to any Distribution Date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that Distribution Date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that Distribution Date.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-I-1, Class M-I-2, Class M-I-3 and Class M-I-4 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: As to either loan group, an amount equal to 0.50% of the aggregate stated principal balance of the related mortgage loans as of the Cut-Off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date and either loan group, an amount equal to the lesser of (i) available excess cash flow from the related mortgage loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the related Required Overcollateralization Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the related mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the related Overcollateralization Amount over the related Required Overcollateralization Amount.

Group I Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-I and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions:

Class A-I Principal Distribution Amount will be distributed to the Class A-I-1 through Class A-I-7 Certificates as follows: first to the Class A-I-7 Certificates in an amount equal to the Class A-I-7 Lockout Distribution Amount for that distribution date, and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6 and Class A-I-7 Certificates, in that order, in each case until paid in full.

Class A-I-7 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-I-7 Lockout Percentage (refer to the underlying table) for that Distribution Date and (y) the Class A-I-7 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-7 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the certificate principal balance of the Class A-I-7 Certificates immediately prior to that Distribution Date.

Class A-I-7 Pro Rata Distribution Amount:

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-7 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-7 Lockout Percentage

Distribution Dates	**Lockout Percentage**
February 2004 through and including January 2007	0%
February 2007 through and including January 2009	45%
February 2009 through and including January 2010	80%
February 2010 through and including January 2011	100%
February 2011 and thereafter	300%

Class M-I-1 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-4
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-I, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount, Class M-I-2 Principal Distribution Amount and Class M-I-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-I-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I
Subordination Percentage: As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	[82.20]%
M-I-1	[88.70]%
M-I-2	[93.20]%
M-I-3	[95.70]%
M-I-4	[97.70]%

Group I Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in February 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the Group I Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group I Loans as of the Cut-off Date.

Group II Required Overcollateralization Amount: With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, 3.00% of the aggregate stated principal balance of the Group II Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) 6.00% of the aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group II.

Group II Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4, Class M-II-5 and Class M-II-6 Certificates and (ii) the Group II Overcollateralization Amount, in each case prior to the distribution of the Group II Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date.

Group II Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate certificate principal balance of the Class A-II and Class M-II Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group II Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-II Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the Group II Principal Distribution Amount for that Distribution Date or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group II Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate certificate principal balance of the Class A-II Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Principal Allocation Amount: With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date on the Group II Loans and (b) the aggregate amount of realized losses on the Group II Loans in the calendar month preceding that Distribution Date, to the extent covered by excess cash flow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient excess cash flow to cover all realized losses on the Group II Loans, in determining the Class A-II-A Principal Distribution Amount and Class A-II-B Principal Distribution Amount, the available excess cash flow will be allocated to the Class A-II-A Certificates and Class A-II-B Certificates, pro rata, based on the principal portion of realized losses on the Group II-A Loans and Group II-B Loans, respectively.

Class A-II-A Principal Distribution Amount:

On any Distribution Date, the Class A-II Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Group II Principal Allocation Amount related to the Group II-A Loans for that Distribution Date and the denominator of which is the Group II Principal Allocation Amount for all of the Group II Loans for that Distribution Date.

Class A-II-B Principal Distribution Amount:

On any Distribution Date, the Class A-II Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Group II Principal Allocation Amount related to the Group II-B Loans for that Distribution Date and the denominator of which is the Group II Principal Allocation Amount for all of the Group II Loans for that Distribution Date.

Class A-II Principal Distributions:

The Class A-II Principal Distribution Amount will be distributed to the Class A-II Certificates as follows:

- The Class A-II-A Principal Distribution Amount will be paid to the Class A-II-A Certificates until the certificate principal balance of the Class A-II-A Certificates has been reduced to zero and then to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero.

- The Class A-II-B Principal Distribution Amount will be paid to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero and then to the Class A-II-A Certificates until the certificate principal balance of the Class A-II-A Certificates has been reduced to zero.

Class M-II-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-2 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II Certificates and Class M-II-1 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount and Class M-II-1 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1 and Class M-II-2 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-4 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-5 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-6
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount, and Class M-II-5 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount and Class M-II-5 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate certificate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount, Class M-II-4 Principal Distribution Amount and Class M-II-5 Principal Distribution Amount for that Distribution Date) and (2) the certificate principal balance of the Class M-II-6 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Subordination Percentage: As to any class of Class A-II or Class M-II Certificates, the respective percentage set forth below:

Class	Percentage
A-II	[57.00]%
M-II-1	[72.00]%
M-II-2	[84.00]%
M-II-3	[86.00]%
M-II-4	[88.50]%
M-II-5	[91.00]%
M-II-6	[94.00]%

Group II Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in February 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the Group II Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Prepayment Sensitivity

Class A-I-1 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	9.75	1.75	1.26	**1.00**	0.84	0.73
Modified Duration (years)	8.94	1.71	1.24	**0.99**	0.83	0.72
First Principal Payment	2/25/04	2/25/04	2/25/04	**2/25/04**	2/25/04	2/25/04
Last Principal Payment	9/25/21	9/25/07	7/25/06	**12/25/05**	8/25/05	5/25/05
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	212	44	30	**23**	19	16
Illustrative Yield @ Par (30/360)	1.32%	1.32%	1.32%	**1.32%**	1.32%	1.32%

Class A-I-2 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.97	4.16	2.86	**2.20**	1.79	1.51
Modified Duration (years)	14.42	3.87	2.71	**2.10**	1.72	1.46
First Principal Payment	9/25/21	9/25/07	7/25/06	**12/25/05**	8/25/05	5/25/05
Last Principal Payment	4/25/24	10/25/08	4/25/07	**7/25/06**	1/25/06	9/25/05
Principal Lockout (months)	211	43	29	**22**	18	15
Principal Window (months)	32	14	10	**8**	6	5
Illustrative Yield @ Par (30/360)	2.88%	2.85%	2.83%	**2.81%**	2.79%	2.77%

Class A-I-3 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	22.28	5.96	4.00	**3.00**	2.40	2.01
Modified Duration (years)	15.41	5.31	3.68	**2.81**	2.27	1.91
First Principal Payment	4/25/24	10/25/08	4/25/07	**7/25/06**	1/25/06	9/25/05
Last Principal Payment	3/25/28	11/25/11	1/25/09	**9/25/07**	11/25/06	6/25/06
Principal Lockout (months)	242	56	38	**29**	23	19
Principal Window (months)	48	38	22	**15**	11	10
Illustrative Yield @ Par (30/360)	3.39%	3.36%	3.34%	**3.32%**	3.30%	3.29%

Class A-I-4 (to call / maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	24.78	8.75	5.42	**4.00**	3.08	2.51
Modified Duration (years)	15.32	7.22	4.77	**3.62**	2.84	2.34
First Principal Payment	3/25/28	11/25/11	1/25/09	**9/25/07**	11/25/06	6/25/06
Last Principal Payment	5/25/29	10/25/13	12/25/09	**5/25/08**	6/25/07	9/25/06
Principal Lockout (months)	289	93	59	**43**	33	28
Principal Window (months)	15	24	12	**9**	8	4
Illustrative Yield @ Par (30/360)	4.10%	4.08%	4.06%	**4.04%**	4.02%	4.00%

Prepayment Sensitivity (Cont'd)

Class A-I-5 (to call/ to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.21	11.31	7.12	**5.00**	3.88	3.01
Modified Duration (years)	14.58	8.52	5.89	**4.34**	3.46	2.74
First Principal Payment	5/25/29	10/25/13	12/25/09	**5/25/08**	6/25/07	9/25/06
Last Principal Payment	1/25/31	1/25/17	11/25/12	**11/25/09**	6/25/08	8/25/07
Principal Lockout (months)	303	116	70	**51**	40	31
Principal Window (months)	21	40	36	**19**	13	12
Illustrative Yield @ Par (30/360)	4.85%	4.83%	4.81%	**4.79%**	4.78%	4.75%

Class A-I-6 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.09	16.26	11.73	**8.57**	6.44	5.06
Modified Duration (years)	13.50	10.23	8.26	**6.54**	5.20	4.25
First Principal Payment	1/25/31	1/25/17	11/25/12	**11/25/09**	6/25/08	8/25/07
Last Principal Payment	6/25/32	6/25/21	10/25/16	**10/25/13**	11/25/11	6/25/10
Principal Lockout (months)	323	155	105	**69**	52	42
Principal Window (months)	18	54	48	**48**	42	35
Illustrative Yield @ Par (30/360)	5.86%	5.85%	5.84%	**5.83%**	5.82%	5.80%

Class A-I-6 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	28.49	18.66	13.90	**10.35**	7.80	5.94
Modified Duration (years)	13.58	10.95	9.12	**7.39**	5.95	4.77
First Principal Payment	1/25/31	1/25/17	11/25/12	**11/25/09**	6/25/08	8/25/07
Last Principal Payment	11/25/33	7/25/32	4/25/29	**11/25/24**	2/25/21	3/25/18
Principal Lockout (months)	323	155	105	**69**	52	42
Principal Window (months)	35	187	198	**181**	153	128
Illustrative Yield @ Par (30/360)	5.86%	5.89%	5.89%	**5.90%**	5.89%	5.86%

Class A-I-7 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.91	8.16	7.31	**6.74**	6.27	5.63
Modified Duration (years)	9.70	6.53	5.98	**5.61**	5.28	4.83
First Principal Payment	2/25/07	2/25/07	2/25/07	**2/25/07**	3/25/07	4/25/07
Last Principal Payment	6/25/32	6/25/21	10/25/16	**10/25/13**	11/25/11	6/25/10
Principal Lockout (months)	36	36	36	**36**	37	38
Principal Window (months)	305	173	117	**81**	57	39
Illustrative Yield @ Par (30/360)	4.69%	4.68%	4.67%	**4.67%**	4.67%	4.66%

Prepayment Sensitivity (Cont'd)

Class A-I-7 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	13.91	8.18	7.34	**6.83**	6.49	6.28
Modified Duration (years)	9.70	6.53	6.00	**5.66**	5.42	5.28
First Principal Payment	2/25/07	2/25/07	2/25/07	**2/25/07**	3/25/07	4/25/07
Last Principal Payment	9/25/33	5/25/32	2/25/29	**9/25/24**	11/25/20	1/25/18
Principal Lockout (months)	36	36	36	**36**	37	38
Principal Window (months)	320	304	265	**212**	165	130
Illustrative Yield @ Par (30/360)	4.69%	4.68%	4.67%	**4.67%**	4.67%	4.67%

Class A-II-A (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.36	5.11	3.51	**2.64**	2.04	1.56
Modified Duration (years)	15.62	4.75	3.34	**2.53**	1.97	1.52
First Principal Payment	2/25/04	2/25/04	2/25/04	**2/25/04**	2/25/04	2/25/04
Last Principal Payment	10/25/32	8/25/19	10/25/14	**1/25/12**	4/25/10	2/25/09
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	345	187	129	**96**	75	61
Illustrative Yield @ Par (30/360)	1.47%	1.47%	1.47%	**1.47%**	1.47%	1.47%

Class A-II-A (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.40	5.43	3.78	**2.85**	2.20	1.69
Modified Duration (years)	15.64	5.00	3.56	**2.72**	2.12	1.64
First Principal Payment	2/25/04	2/25/04	2/25/04	**2/25/04**	2/25/04	2/25/04
Last Principal Payment	11/25/33	8/25/31	7/25/26	**7/25/21**	11/25/17	4/25/15
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	358	331	270	**210**	166	135
Illustrative Yield @ Par (30/360)	1.47%	1.48%	1.49%	**1.49%**	1.49%	1.49%

Class A-II-B (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.33	5.11	3.51	**2.64**	2.04	1.56
Modified Duration (years)	15.59	4.76	3.34	**2.54**	1.97	1.52
First Principal Payment	2/25/04	2/25/04	2/25/04	**2/25/04**	2/25/04	2/25/04
Last Principal Payment	10/25/32	8/25/19	10/25/14	**1/25/12**	4/25/10	2/25/09
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	345	187	129	**96**	75	61
Illustrative Yield @ Par (30/360)	1.47%	1.47%	1.47%	**1.47%**	1.47%	1.47%

Prepayment Sensitivity (Cont'd)

Class A-II-B (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	18.37	5.43	3.79	**2.85**	2.21	1.69
Modified Duration (years)	15.62	5.00	3.56	**2.72**	2.12	1.64
First Principal Payment	2/25/04	2/25/04	2/25/04	**2/25/04**	2/25/04	2/25/04
Last Principal Payment	11/25/33	8/25/31	8/25/26	**7/25/21**	11/25/17	4/25/15
Principal Lockout (months)	0	0	0	**0**	0	0
Principal Window (months)	358	331	271	**210**	166	135
Illustrative Yield @ Par (30/360)	1.47%	1.48%	1.49%	**1.49%**	1.49%	1.49%

Class M-I-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.58	11.83	8.48	**6.47**	5.23	4.46
Modified Duration (years)	13.43	8.29	6.48	**5.22**	4.38	3.83
First Principal Payment	8/25/24	1/25/10	3/25/08	**3/25/07**	2/25/07	3/25/07
Last Principal Payment	6/25/32	6/25/21	10/25/16	**10/25/13**	11/25/11	6/25/10
Principal Lockout (months)	246	71	49	**37**	36	37
Principal Window (months)	95	138	104	**80**	58	40
Illustrative Yield @ Par (30/360)	5.50%	5.48%	5.47%	**5.45%**	5.44%	5.43%

Class M-I-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.71	12.57	9.10	**6.98**	5.64	4.81
Modified Duration (years)	13.46	8.55	6.76	**5.50**	4.62	4.06
First Principal Payment	8/25/24	1/25/10	3/25/08	**3/25/07**	2/25/07	3/25/07
Last Principal Payment	7/25/33	3/25/28	10/25/22	**9/25/18**	11/25/15	11/25/13
Principal Lockout (months)	246	71	49	**37**	36	37
Principal Window (months)	108	219	176	**139**	106	81
Illustrative Yield @ Par (30/360)	5.50%	5.49%	5.49%	**5.48%**	5.47%	5.46%

Class M-I-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.58	11.83	8.48	**6.47**	5.22	4.44
Modified Duration (years)	12.77	8.05	6.33	**5.13**	4.30	3.76
First Principal Payment	8/25/24	1/25/10	3/25/08	**3/25/07**	2/25/07	2/25/07
Last Principal Payment	6/25/32	6/25/21	10/25/16	**10/25/13**	11/25/11	6/25/10
Principal Lockout (months)	246	71	49	**37**	36	36
Principal Window (months)	95	138	104	**80**	58	41
Illustrative Yield @ Par (30/360)	6.00%	5.99%	5.97%	**5.96%**	5.94%	5.93%

Prepayment Sensitivity (Cont'd)

Class M-I-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.68	12.35	8.89	**6.82**	5.50	4.68
Modified Duration (years)	12.79	8.22	6.51	**5.31**	4.47	3.92
First Principal Payment	8/25/24	1/25/10	3/25/08	**3/25/07**	2/25/07	2/25/07
Last Principal Payment	4/25/33	2/25/26	9/25/20	**1/25/17**	6/25/14	8/25/12
Principal Lockout (months)	246	71	49	**37**	36	36
Principal Window (months)	105	194	151	**119**	89	67
Illustrative Yield @ Par (30/360)	6.00%	6.00%	5.99%	**5.98%**	5.96%	5.95%

Class M-I-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.57	11.80	8.45	**6.45**	5.21	4.41
Modified Duration (years)	12.10	7.79	6.17	**5.02**	4.22	3.68
First Principal Payment	8/25/24	1/25/10	3/25/08	**3/25/07**	2/25/07	2/25/07
Last Principal Payment	6/25/32	6/25/21	10/25/16	**10/25/13**	11/25/11	6/25/10
Principal Lockout (months)	246	71	49	**37**	36	36
Principal Window (months)	95	138	104	**80**	58	41
Illustrative Yield @ Par (30/360)	6.55%	6.53%	6.52%	**6.50%**	6.49%	6.47%

Class M-I-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.60	11.93	8.56	**6.54**	5.27	4.47
Modified Duration (years)	12.11	7.83	6.21	**5.06**	4.26	3.72
First Principal Payment	8/25/24	1/25/10	3/25/08	**3/25/07**	2/25/07	2/25/07
Last Principal Payment	11/25/32	5/25/23	4/25/18	**1/25/15**	11/25/12	4/25/11
Principal Lockout (months)	246	71	49	**37**	36	36
Principal Window (months)	100	161	122	**95**	70	51
Illustrative Yield @ Par (30/360)	6.55%	6.54%	6.52%	**6.51%**	6.49%	6.48%

Class M-I-4 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.34	11.09	7.89	**6.02**	4.85	4.13
Modified Duration (years)	12.06	7.54	5.90	**4.77**	4.00	3.49
First Principal Payment	8/25/24	1/25/10	3/25/08	**3/25/07**	2/25/07	2/25/07
Last Principal Payment	3/25/32	6/25/20	1/25/16	**3/25/13**	5/25/11	2/25/10
Principal Lockout (months)	246	71	49	**37**	36	36
Principal Window (months)	92	126	95	**73**	52	37
Illustrative Yield @ Par (30/360)	6.55%	6.53%	6.52%	**6.50%**	6.48%	6.46%

Prepayment Sensitivity (Cont'd)

Class M-I-4 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	25.34	11.09	7.89	**6.02**	4.85	4.13
Modified Duration (years)	12.06	7.54	5.90	**4.77**	4.00	3.49
First Principal Payment	8/25/24	1/25/10	3/25/08	**3/25/07**	2/25/07	2/25/07
Last Principal Payment	3/25/32	6/25/20	1/25/16	**3/25/13**	5/25/11	2/25/10
Principal Lockout (months)	246	71	49	**37**	36	36
Principal Window (months)	92	126	95	**73**	52	37
Illustrative Yield @ Par (30/360)	6.55%	6.53%	6.52%	**6.50%**	6.48%	6.46%

Class M-II-1 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.54	10.38	7.09	**5.35**	4.60	4.58
Modified Duration (years)	20.73	9.26	6.53	**5.02**	4.36	4.35
First Principal Payment	10/25/26	2/25/09	7/25/07	**4/25/07**	7/25/07	12/25/07
Last Principal Payment	10/25/32	8/25/19	10/25/14	**1/25/12**	4/25/10	2/25/09
Principal Lockout (months)	272	60	41	**38**	41	46
Principal Window (months)	73	127	88	**58**	34	15
Illustrative Yield @ Par (30/360)	1.87%	1.87%	1.87%	**1.87%**	1.87%	1.87%

Class M-II-1 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.65	11.26	7.81	**5.91**	5.05	4.94
Modified Duration (years)	20.80	9.89	7.09	**5.48**	4.74	4.67
First Principal Payment	10/25/26	2/25/09	7/25/07	**4/25/07**	7/25/07	12/25/07
Last Principal Payment	10/25/33	7/25/29	8/25/23	**12/25/18**	10/25/15	7/25/13
Principal Lockout (months)	272	60	41	**38**	41	46
Principal Window (months)	85	246	194	**141**	100	68
Illustrative Yield @ Par (30/360)	1.88%	1.90%	1.90%	**1.90%**	1.90%	1.90%

Class M-II-2 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.54	10.38	7.09	**5.33**	4.43	4.04
Modified Duration (years)	18.47	8.76	6.28	**4.85**	4.10	3.77
First Principal Payment	10/25/26	2/25/09	7/25/07	**3/25/07**	4/25/07	6/25/07
Last Principal Payment	10/25/32	8/25/19	10/25/14	**1/25/12**	4/25/10	2/25/09
Principal Lockout (months)	272	60	41	**37**	38	40
Principal Window (months)	73	127	88	**59**	37	21
Illustrative Yield @ Par (30/360)	2.82%	2.82%	2.82%	**2.82%**	2.82%	2.82%

Prepayment Sensitivity (Cont'd)

Class M-II-2 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.65	11.19	7.74	**5.83**	4.83	4.36
Modified Duration (years)	18.52	9.26	6.73	**5.23**	4.42	4.04
First Principal Payment	10/25/26	2/25/09	7/25/07	**3/25/07**	4/25/07	6/25/07
Last Principal Payment	9/25/33	2/25/28	12/25/21	**8/25/17**	9/25/14	9/25/12
Principal Lockout (months)	272	60	41	**37**	38	40
Principal Window (months)	84	229	174	**126**	90	64
Illustrative Yield @ Par (30/360)	2.82%	2.86%	2.87%	**2.87%**	2.87%	2.87%

Class M-II-3 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.54	10.38	7.09	**5.32**	4.38	3.90
Modified Duration (years)	18.25	8.71	6.25	**4.82**	4.04	3.64
First Principal Payment	10/25/26	2/25/09	7/25/07	**2/25/07**	4/25/07	5/25/07
Last Principal Payment	10/25/32	8/25/19	10/25/14	**1/25/12**	4/25/10	2/25/09
Principal Lockout (months)	272	60	41	**36**	38	39
Principal Window (months)	73	127	88	**60**	37	22
Illustrative Yield @ Par (30/360)	2.92%	2.92%	2.92%	**2.92%**	2.92%	2.92%

Class M-II-3 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.64	11.11	7.66	**5.75**	4.73	4.18
Modified Duration (years)	18.29	9.15	6.65	**5.16**	4.32	3.87
First Principal Payment	10/25/26	2/25/09	7/25/07	**2/25/07**	4/25/07	5/25/07
Last Principal Payment	7/25/33	10/25/25	9/25/19	**10/25/15**	4/25/13	7/25/11
Principal Lockout (months)	272	60	41	**36**	38	39
Principal Window (months)	82	201	147	**105**	73	51
Illustrative Yield @ Par (30/360)	2.92%	2.96%	2.97%	**2.97%**	2.97%	2.97%

Class M-II-4 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.54	10.38	7.09	**5.32**	4.37	3.87
Modified Duration (years)	17.49	8.53	6.16	**4.76**	3.99	3.58
First Principal Payment	10/25/26	2/25/09	7/25/07	**2/25/07**	3/25/07	4/25/07
Last Principal Payment	10/25/32	8/25/19	10/25/14	**1/25/12**	4/25/10	2/25/09
Principal Lockout (months)	272	60	41	**36**	37	38
Principal Window (months)	73	127	88	**60**	38	23
Illustrative Yield @ Par (30/360)	3.28%	3.28%	3.28%	**3.28%**	3.28%	3.28%

Prepayment Sensitivity (Cont'd)

Class M-II-4 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.63	11.05	7.61	**5.71**	4.68	4.13
Modified Duration (years)	17.53	8.92	6.51	**5.06**	4.24	3.79
First Principal Payment	10/25/26	2/25/09	7/25/07	**2/25/07**	3/25/07	4/25/07
Last Principal Payment	7/25/33	2/25/25	3/25/19	**5/25/15**	12/25/12	4/25/11
Principal Lockout (months)	272	60	41	**36**	37	38
Principal Window (months)	82	193	141	**100**	70	49
Illustrative Yield @ Par (30/360)	3.28%	3.32%	3.33%	**3.34%**	3.34%	3.33%

Class M-II-5 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.54	10.38	7.09	**5.32**	4.35	3.83
Modified Duration (years)	15.92	8.14	5.95	**4.64**	3.89	3.47
First Principal Payment	10/25/26	2/25/09	7/25/07	**2/25/07**	3/25/07	4/25/07
Last Principal Payment	10/25/32	8/25/19	10/25/14	**1/25/12**	4/25/10	2/25/09
Principal Lockout (months)	272	60	41	**36**	37	38
Principal Window (months)	73	127	88	**60**	38	23
Illustrative Yield @ Par (30/360)	4.10%	4.10%	4.10%	**4.10%**	4.10%	4.10%

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.62	10.95	7.53	**5.65**	4.62	4.04
Modified Duration (years)	15.95	8.44	6.23	**4.87**	4.09	3.64
First Principal Payment	10/25/26	2/25/09	7/25/07	**2/25/07**	3/25/07	4/25/07
Last Principal Payment	6/25/33	3/25/24	5/25/18	**10/25/14**	6/25/12	11/25/10
Principal Lockout (months)	272	60	41	**36**	37	38
Principal Window (months)	81	182	131	**93**	64	44
Illustrative Yield @ Par (30/360)	4.10%	4.15%	4.16%	**4.17%**	4.17%	4.16%

Prepayment Sensitivity (Cont'd)

Class M-II-6 (to call)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.54	10.38	7.09	**5.32**	4.34	3.80
Modified Duration (years)	13.33	7.44	5.57	**4.40**	3.72	3.32
First Principal Payment	10/25/26	2/25/09	7/25/07	**2/25/07**	2/25/07	3/25/07
Last Principal Payment	10/25/32	8/25/19	10/25/14	**1/25/12**	4/25/10	2/25/09
Principal Lockout (months)	272	60	41	**36**	36	37
Principal Window (months)	73	127	88	**60**	39	24
Illustrative Yield @ Par (30/360)	5.76%	5.76%	5.76%	**5.76%**	5.76%	5.76%

Class M-II-6 (to maturity)

% of Pricing Speed Assumption	0%	50%	75%	100%	125%	150%
Average Life (years)	26.60	10.75	7.37	**5.53**	4.51	3.94
Modified Duration (years)	13.35	7.60	5.72	**4.53**	3.83	3.42
First Principal Payment	10/25/26	2/25/09	7/25/07	**2/25/07**	2/25/07	3/25/07
Last Principal Payment	4/25/33	11/25/22	4/25/17	**12/25/13**	10/25/11	5/25/10
Principal Lockout (months)	272	60	41	**36**	36	37
Principal Window (months)	79	166	118	**83**	57	39
Illustrative Yield @ Par (30/360)	5.76%	5.80%	5.81%	**5.82%**	5.82%	5.82%

Loan Group I Net WAC Cap

(Current Index Values; 100% PPC; Act/360)

MONTH	(%)
1	7.86
2	7.05
3	6.59
4	6.81
5	6.59
6	6.81
7	6.59
8	6.59
9	6.81
10	6.59
11	6.81
12	6.59
13	6.59
14	7.30
15	6.60
16	6.82
17	6.60
18	6.82
19	6.60
20	6.60
21	6.82
22	6.60
23	6.82
24	6.60

Loan Group II Net WAC Cap

(Index = 20%; 100% PPC; Actual/360)

MONTH	(%)	MONTH	(%)	MONTH	(%)
1	8.34	37	11.15	73	12.98
2	7.48	38	12.35	74	14.37
3	7.00	39	11.15	75	12.98
4	7.23	40	11.52	76	13.41
5	7.00	41	12.04	77	12.98
6	7.23	42	12.58	78	13.41
7	7.00	43	12.17	79	12.98
8	7.00	44	12.17	80	12.98
9	7.23	45	12.58	81	13.41
10	7.00	46	12.17	82	12.98
11	7.23	47	12.88	83	13.41
12	7.00	48	12.60	84	12.98
13	7.00	49	12.62	85	12.98
14	7.75	50	13.50	86	14.37
15	7.00	51	12.62	87	12.98
16	7.24	52	13.05	88	13.41
17	7.00	53	12.84	89	12.98
18	7.24	54	13.39	90	13.41
19	7.01	55	12.96	91	12.98
20	7.01	56	12.96	92	12.98
21	7.24	57	13.39	93	13.41
22	7.01	58	12.96	94	12.98
23	9.05	59	13.39	95	13.41
24	8.77	60	12.96	96	12.98
25	8.77	61	12.97		
26	9.71	62	14.36		
27	8.77	63	12.97		
28	9.07	64	13.40		
29	9.45	65	12.97		
30	9.76	66	13.41		
31	9.45	67	12.98		
32	9.45	68	12.98		
33	9.77	69	13.41		
34	9.45	70	12.98		
35	11.13	71	13.41		
36	11.15	72	12.98		

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

(Part II of II)

$1,400,000,000 (Approximate)

RAMP Series 2004-RS1 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates,
Series 2004-RS1

January 13, 2004

Expected Timing:	Pricing Date:	On or about January [__], 2004
	Settlement Date:	On or about January [29], 2004
	First Payment Date:	February 25, 2004
Structure:	Group I (Fixed):	$[500.0] million senior/subordinate structure
	Group II (ARMs):	$[900.0] million senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

BEAR STEARNS
ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.
ASSET-BACKED SECURITIES GROUP
383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

THE INFORMATION CONTAINED HREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP I MORTGAGE LOANS

Summary Report

Shelf	Alternet Exceptions (Subprime) RASC	Expanded Criteria Exceptions (Alt-A) RALI	Home Solution Exceptions (1st Lien High LTV) RAMP-RZ	Jumbo A Exceptions RFMSI	Seasoned Loans	Total
Percent of Total	14.20%	69.34%	7.42%	8.87%	0.17%	100.00%
Principal Balance ($)	69,859,356	341,260,030	36,520,541	43,653,789	828,680	492,122,396
Number of Loans	502	1,981	255	110	9	2,857
Average Balance ($)	139,162	172,268	143,218	396,853	92,076	172,251
WA Mortgage Rate	8.14%	7.10%	7.22%	5.98%	7.35%	7.16%
WA Age (mos)	0	0	0	0	101	0
WA Original Term (mos)	351	347	352	292	291	343
WA Credit Score	657	685	726	712	698	686
WA Original LTV	93.09%	85.23%	99.49%	71.80%	77.46%	86.20%
Original LTV > 80% w/ MI	0.00%	97.49%	0.00%	36.74%	0.00%	64.94%
Purchase	44.50%	62.14%	56.96%	23.22%	70.37%	55.81%
Equity Refinance	47.81%	28.54%	32.44%	31.66%	12.52%	31.81%
Rate/Term Refinance	7.69%	9.32%	10.60%	45.12%	17.11%	12.37%
Prepayment Penalty	81.54%	52.21%	91.44%	1.05%	0.00%	54.66%
Serviced by HomeComings	100.00%	98.11%	100.0044%	27.18%	4.96%	92.07%
Current	98.50%	99.84%	99.84%	100.00%	100.00%	99.66%
30 to 59 Days Delinquent	1.50%	0.16%	0.16%	0.00%	0.00%	0.34%
60 to 89 Days Delinquent	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Credit Score Distribution

Range of Credit Scores	Number Of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA Original LTV (%)	Average Principal Balance ($)
520 to 539	4	870,911	0.18	59.50	217,728
540 to 559	11	991,685	0.20	84.05	90,153
560 to 579	12	1,182,386	0.24	93.64	98,532
580 to 599	40	4,870,262	0.99	83.20	121,757
600 to 619	99	15,654,249	3.18	82.37	158,124
620 to 639	366	62,652,297	12.73	85.49	171,181
640 to 659	436	76,753,572	15.60	86.62	176,040
660 to 679	440	79,085,426	16.07	84.08	179,740
680 to 699	401	63,954,051	13.00	88.17	159,486
700 to 719	317	53,539,256	10.88	87.63	168,894
720 to 739	280	50,875,930	10.34	86.65	181,700
740 to 759	206	37,952,157	7.71	87.09	184,234
760 or greater	237	43,123,331	8.76	86.70	181,955
Subtotal	2,849	491,505,514	99.87	86.22	172,519
Not Available	8	616,882	0.13	68.19	77,110
TOTAL	**2,857**	**492,122,396**	**100.00%**	**86.20**	**172,251**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Principal Balance

Original Principal Balance Amounts ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
0 to 100,000.00	857	62,636,526	12.73	683	88.19	73,088
100,000.01 to 200,000.00	1,215	174,383,340	35.43	685	89.46	143,525
200,000.01 to 300,000.00	433	106,094,151	21.56	684	88.47	245,021
300,000.01 to 400,000.00	207	71,231,239	14.47	687	84.16	344,112
400,000.01 to 500,000.00	74	32,703,872	6.65	694	81.31	441,944
500,000.01 to 600,000.00	36	19,756,191	4.01	699	75.01	548,783
600,000.01 to 700,000.00	23	14,546,856	2.96	691	67.85	632,472
700,000.01 to 800,000.00	1	764,020	0.16	677	75.00	764,020
800,000.01 to 900,000.00	5	4,293,417	0.87	734	71.01	858,683
900,000.01 to 1,000,000.00	6	5,712,785	1.16	678	74.28	952,131
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**86.20**	**172,251**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
4.500 to 4.999	2	489,175	0.10	759	50.51	244,588
5.000 to 5.499	31	9,255,737	1.88	718	63.62	298,572
5.500 to 5.999	121	34,021,322	6.91	709	71.04	281,168
6.000 to 6.499	283	59,527,627	12.10	707	78.84	210,345
6.500 to 6.999	615	114,328,852	23.23	697	85.17	185,901
7.000 to 7.499	535	84,583,395	17.19	689	89.05	158,100
7.500 to 7.999	688	112,158,015	22.79	674	91.01	163,020
8.000 to 8.499	291	43,166,203	8.77	668	90.89	148,337
8.500 to 8.999	149	20,303,802	4.13	657	94.65	136,267
9.000 to 9.499	45	4,774,375	0.97	644	95.49	106,097
9.500 to 9.999	60	6,330,734	1.29	619	96.01	105,512
10.000 to 10.499	17	1,361,111	0.28	606	96.43	80,065
10.500 to 10.999	15	1,426,161	0.29	613	97.60	95,077
11.000 to 11.499	2	341,680	0.07	705	99.27	170,840
12.500 to 12.999	1	8,641	0.01	757	105.00	8,641
14.000 to 14.499	1	24,431	0.01	618	130.00	24,431
14.500 to 14.999	1	21,137	0.01	740	101.00	21,137
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**86.20**	**172,251**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
4.500 to 4.999	16	6,074,820	1.23	718	59.86	379,676
5.000 to 5.499	86	23,574,422	4.79	715	70.56	274,121
5.500 to 5.999	264	59,364,734	12.06	707	77.07	224,866
6.000 to 6.499	519	98,577,804	20.03	701	84.64	189,938
6.500 to 6.999	591	98,291,708	19.97	688	87.78	166,314
7.000 to 7.499	699	113,332,651	23.03	678	90.43	162,135
7.500 to 7.999	368	57,546,592	11.69	664	91.06	156,377
8.000 to 8.499	165	20,052,227	4.07	660	94.03	121,529
8.500 to 8.999	62	7,120,546	1.45	644	95.22	114,848
9.000 to 9.499	49	4,807,778	0.98	619	96.51	98,118
9.500 to 9.999	24	2,093,155	0.43	611	96.85	87,215
10.000 to 10.499	9	890,071	0.18	610	98.10	98,897
10.500 to 10.999	2	341,680	0.07	705	99.27	170,840
11.500 to 11.999	1	8,641	0.01	757	105.00	8,641
13.000 to 13.499	1	24,431	0.01	618	130.00	24,431
14.000 to 14.499	1	21,137	0.01	740	101.00	21,137
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**86.20**	**172,251**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Original Loan-to-Value Ratios*

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	Average Principal Balance ($)
0.01 to 50.00	69	12,697,893	2.58	678	184,027
50.01 to 55.00	26	5,338,098	1.08	680	205,311
55.01 to 60.00	40	6,885,650	1.40	676	172,141
60.01 to 65.00	34	7,065,956	1.44	686	207,822
65.01 to 70.00	104	23,807,421	4.84	680	228,918
70.01 to 75.00	112	26,264,309	5.34	674	234,503
75.01 to 80.00	530	106,865,716	21.72	694	201,633
80.01 to 85.00	114	18,458,608	3.75	688	161,918
85.01 to 90.00	443	76,028,750	15.45	679	171,622
90.01 to 95.00	668	109,821,771	22.32	677	164,404
95.01 to 100.00	707	97,749,797	19.86	703	138,260
100.01 to 105.00	6	588,959	0.12	629	98,160
105.01 to 110.00	3	525,037	0.11	721	175,012
125.01 to 130.00	1	24,431	0.01	618	24,431
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**172,251**

*CLTV measure used for 2nd lien mortgages for purposes of computation.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Florida	413	63,119,719	12.83	686	85.99	152,832
California	181	50,347,570	10.23	701	79.09	278,163
New York	179	45,379,182	9.22	676	85.03	253,515
New Jersey	132	32,013,957	6.51	675	84.42	242,530
Illinois	164	30,514,791	6.20	680	83.21	186,066
Texas	163	20,440,010	4.15	685	90.40	125,399
Virginia	104	18,798,343	3.82	689	89.38	180,753
Arizona	95	15,487,547	3.15	688	86.00	163,027
Other*	1,426	216,021,276	43.90	688	88.19	151,488
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**86.20**	**172,251**

* Other includes states with under 3% concentrations individually.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Purchase	1,673	274,659,697	55.81	693	91.25	164,172
Equity Refinance	903	156,565,442	31.81	671	80.90	173,384
Rate/Term Refinance	281	60,897,258	12.37	694	77.03	216,716
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**86.20**	**172,251**

Group I Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Primary Residence	2,288	425,705,851	86.50	683	86.20	186,060
Non-Owner Occupied	518	58,312,294	11.85	711	86.68	112,572
Second Home	51	8,104,251	1.65	703	82.84	158,907
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**86.20**	**172,251**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Property Type

Property Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Single-Family Detached	1,984	323,249,274	65.68	686	86.83	162,928
PUD	365	77,167,387	15.68	689	85.43	211,417
Two-to-four Family Units	291	62,096,132	12.62	686	84.31	213,389
Low-Rise Condo (less than 5 stories)	160	21,850,819	4.44	684	85.56	136,568
PUD Attached	38	5,058,217	1.03	723	91.33	133,111
Manufactured Housing	9	931,305	0.19	655	80.14	103,478
Mid-Rise Condo (5 to 8 stories)	3	766,125	0.16	719	43.09	255,375
Hi-Rise Condo (9 or more stories)	3	689,663	0.14	660	83.61	229,888
Townhouse Attached	3	254,383	0.05	670	95.78	84,794
Cooperative Units	1	59,091	0.01	667	80.00	59,091
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**86.20**	**172,251**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group I Loan Documentation Type

Documentation Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Limited Documentation	1,742	316,377,196	64.29	680	85.23	181,617
Full Documentation	1,115	175,745,200	35.71	698	87.94	157,619
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**86.20**	**172,251**

Group I Prepayment Penalty Terms

Prepayment Penalty Terms	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
None	1,229	223,151,349	45.34	696	82.88	181,571
12 Months	273	52,374,934	10.64	679	88.40	191,850
24 Months	145	25,381,748	5.16	673	90.56	175,047
36 Months	793	122,815,968	24.96	678	91.01	154,875
60 Months	411	67,495,338	13.72	681	84.93	164,222
Other (1)	6	903,059	0.18	725	96.35	150,510
TOTAL	**2,857**	**492,122,396**	**100.00%**	**686**	**86.20**	**172,251**

(1) Not 0, 12, 24, 36 or 60 months and not more than 36 month

THE INFORMATION CONTAINED HREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP II-A MORTGAGE LOANS

Summary Report

Shelf	Alternet Exceptions (Subprime) RASC	Expanded Criteria Exceptions (Alt-A) RALI	Home Solution Exceptions (1st Lien High LTV) RAMP-RZ	Jumbo A Exceptions RFMSI	Seasoned Loans	Total
Percent of Total	93.00%	1.56%	4.97%	0.47%	0.01%	100.00%
Principal Balance ($)	507,123,072	8,485,691	27,080,571	2,554,989	38,207	545,282,530
Number of Loans	3,546	49	176	14	1	3,786
Average Balance ($)	143,013	173,177	153,867	182,499	38,207	144,026
WA Mortgage Rate	7.83%	6.30%	6.80%	4.88%	10.60%	7.75%
WA Age (mos)	2	1	2	2	77	2
WA Original Term (mos)	360	360	360	360	360	360
WA Margin	7.73%	3.87%	6.12%	2.39%	6.10%	7.56%
WA Lifetime Cap	14.00%	11.80%	13.13%	10.52%	16.60%	13.91%
WA Next Rate Adj (mos)	27	36	25	54	1	27
WA Rate Reset Frequency (mos)	6	8	6	11	6	6
WA Credit Score	633	684	714	718	470	638
WA Original LTV	96.14%	84.98%	98.75%	68.87%	64.00%	95.96%
Original LTV > 80% w/ MI	0.00%	60.69%	0.00%	100.00%	0.00%	0.56%
Purchase	56.20%	48.55%	68.79%	17.63%	0.00%	56.52%
Equity Refinance	38.59%	39.02%	23.72%	25.56%	100.00%	37.80%
Rate/Term Refinance	5.21%	12.43%	7.49%	56.81%	0.00%	5.68%
Prepayment Penalty	81.87%	54.50%	81.37%	0.00%	0.00%	81.03%
Serviced by HomeComings	100.00%	100.00%	100.00%	100.00%	0.00%	99.99%
Current	99.70%	100.00%	100.00%	100.00%	100.00%	99.72%
30 to 59 Days Delinquent	0.26%	0.00%	0.00%	0.00%	0.00%	0.24%
60 to 89 Days Delinquent	0.04%	0.00%	0.00%	0.00%	0.00%	0.04%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Credit Score Distribution

Credit Scores	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA Original LTV (%)	Average Principal Balance ($)
499 or less	1	38,207	0.01	64.00	38,207
500 to 519	17	2,100,040	0.39	84.73	123,532
520 to 539	2	259,441	0.05	76.34	129,720
540 to 559	51	6,006,024	1.10	87.95	117,765
560 to 579	286	36,707,644	6.73	94.38	128,348
580 to 599	476	63,404,444	11.63	97.28	133,203
600 to 619	587	80,983,992	14.85	96.48	137,963
620 to 639	756	109,606,981	20.10	96.22	144,983
640 to 659	640	97,124,809	17.81	95.86	151,758
660 to 679	391	60,026,229	11.01	96.17	153,520
680 to 699	226	35,172,706	6.45	95.12	155,631
700 to 719	134	19,344,594	3.55	96.32	144,363
720 to 739	101	15,007,619	2.75	97.56	148,590
740 to 759	70	12,006,515	2.20	94.40	171,522
760 or greater	46	7,225,515	1.33	95.54	157,076
Subtotal	3,784	545,014,762	99.95	95.96	144,031
Not Available	2	267,769	0.05	98.49	133,884
TOTAL	**3,786**	**545,282,530**	**100.00%**	**95.96**	**144,026**

BEAR STEARNS

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Original Principal Balance

Original Principal Balance Amounts ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
0 to 100,000.00	1,059	82,872,298	15.20	630	96.67	78,255
100,000.01 to 200,000.00	2,070	297,096,101	54.48	637	96.46	143,525
200,000.01 to 300,000.00	568	137,139,078	25.15	643	95.09	241,442
300,000.01 to 400,000.00	88	27,703,386	5.08	659	92.95	314,811
400,000.01 to 500,000.00	1	471,668	0.09	627	90.00	471,668
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Original Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
3.500 to 3.999	1	198,484	0.04	804	41.00	198,484
4.000 to 4.499	7	1,225,995	0.22	717	71.85	175,142
4.500 to 4.999	4	925,808	0.17	702	72.59	231,452
5.000 to 5.499	23	3,937,967	0.72	715	89.12	171,216
5.500 to 5.999	93	16,668,914	3.06	698	93.79	179,236
6.000 to 6.499	201	34,910,483	6.40	678	92.91	173,684
6.500 to 6.999	665	109,635,723	20.11	659	95.63	164,866
7.000 to 7.499	777	119,631,764	21.94	648	96.08	153,966
7.500 to 7.999	9	1,157,605	0.21	638	97.52	128,623
8.000 to 8.499	913	122,211,978	22.41	622	96.92	133,858
8.500 to 8.999	412	52,474,413	9.62	613	97.12	127,365
9.000 to 9.499	354	44,381,153	8.14	605	97.29	125,370
9.500 to 9.999	235	27,960,939	5.13	598	96.92	118,983
10.000 to 10.499	60	6,402,212	1.17	578	94.61	106,704
10.500 to 10.999	27	2,789,194	0.51	583	94.70	103,303
11.000 to 11.499	4	629,383	0.12	589	98.35	157,346
11.500 to 11.999	1	140,515	0.03	569	95.00	140,515
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
3.000 to 3.499	1	198,484	0.04	804	41.00	198,484
3.500 to 3.999	5	813,013	0.15	699	82.31	162,603
4.000 to 4.499	5	1,051,248	0.19	734	69.36	210,250
4.500 to 4.999	21	3,722,934	0.68	699	83.12	177,283
5.000 to 5.499	85	15,313,210	2.81	700	94.41	180,155
5.500 to 5.999	226	39,686,875	7.28	677	93.02	175,606
6.000 to 6.499	664	108,932,585	19.98	659	95.68	164,055
6.500 to 6.999	744	114,008,505	20.91	649	95.99	153,237
7.000 to 7.499	111	15,098,678	2.77	621	97.02	136,024
7.500 to 7.999	873	117,275,279	21.51	622	96.97	134,336
8.000 to 8.499	427	54,049,305	9.91	613	97.20	126,579
8.500 to 8.999	346	42,686,794	7.83	605	97.39	123,372
9.000 to 9.499	203	24,466,333	4.49	597	96.52	120,524
9.500 to 9.999	55	5,404,967	0.99	582	94.85	98,272
10.000 to 10.499	16	1,925,061	0.35	587	93.96	120,316
10.500 to 10.999	3	508,744	0.09	585	99.14	169,581
11.000 to 11.499	1	140,515	0.03	569	95.00	140,515
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Original Loan-to-Value Ratios*

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	Average Principal Balance ($)
0 to 50.00	8	1,784,454	0.33	666	223,057
50.01 to 55.00	1	219,975	0.04	620	219,975
60.01 to 65.00	8	1,143,679	0.21	594	142,960
65.01 to 70.00	7	1,577,051	0.29	664	225,293
70.01 to 75.00	16	2,485,781	0.46	605	155,361
75.01 to 80.00	83	13,249,171	2.43	660	159,629
80.01 to 85.00	71	10,367,452	1.90	614	146,020
85.01 to 90.00	433	70,793,030	12.98	638	163,494
90.01 to 95.00	1,057	147,970,875	27.14	629	139,991
95.01 to 100.00	2,101	295,520,149	54.20	643	140,657
100.01 to 105.00	1	170,914	0.03	685	170,914
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**144,026**

*CLTV measure used for 2nd lien mortgages for purposes of computation.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
California	242	51,961,265	9.53	650	93.24	214,716
Florida	349	50,028,022	9.17	634	95.06	143,347
Ohio	231	28,676,059	5.26	636	97.20	124,139
Illinois	173	26,946,262	4.94	645	96.18	155,759
Michigan	191	26,101,273	4.79	640	95.94	136,656
Georgia	169	22,489,677	4.12	631	97.03	133,075
Texas	168	20,773,538	3.81	623	96.79	123,652
Virginia	132	19,763,358	3.62	636	97.42	149,722
Arizona	132	19,541,364	3.58	631	96.67	148,041
North Carolina	148	18,948,831	3.48	631	95.97	128,033
Colorado	101	18,772,664	3.44	641	95.87	185,868
Tennessee	147	18,006,727	3.30	631	97.26	122,495
Minnesota	103	17,435,428	3.20	644	95.71	169,276
Other	1,500	205,838,062	37.75	639	96.18	137,225
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

* Other includes states with under 3% concentrations individually.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Purchase	2,228	308,179,303	56.52	638	97.24	138,321
Equity Refinance	1,353	206,129,685	37.80	638	94.41	152,350
Rate/Term Refinance	205	30,973,543	5.68	648	93.60	151,090
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

Group II-A Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Primary Residence	3,687	532,886,098	97.73	638	96.16	144,531
Non-Owner Occupied	72	8,401,759	1.54	649	83.78	116,691
Second/Vacation	27	3,994,674	0.73	668	95.77	147,951
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Property Type

Property Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Single-Family Detached	3,103	434,344,411	79.65	638	96.03	139,976
PUD Detached	311	54,168,934	9.93	630	96.10	174,177
Low-Rise Condo (less than 5 stories)	171	24,601,527	4.51	651	95.69	143,869
2-4 Family	80	14,847,286	2.72	653	93.87	185,591
PUD Attached	81	11,759,961	2.16	642	96.78	145,185
Townhouse Attached	32	4,240,143	0.78	620	96.43	132,504
High-rise Condo (9 or more stories)	5	973,701	0.18	644	93.47	194,740
Manufactured Housing	2	210,792	0.04	575	78.78	105,396
Mid-rise Condo (5 to 8 stories)	1	135,776	0.02	682	80.00	135,776
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Loan Documentation Type

Documentation Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Full Documentation	2,802	385,334,736	70.67	632	98.01	137,521
Limited Documentation	984	159,947,794	29.33	653	91.03	162,549
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

Group II-A Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
None	700	103,437,103	18.97	635	93.75	147,767
12 Months	119	20,554,151	3.77	649	93.93	172,724
24 Months	1,629	232,564,813	42.65	639	96.60	142,765
36 Months	1,319	185,356,019	33.99	638	96.64	140,528
Other (1)	19	3,370,444	0.62	642	95.33	177,392
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

(1) Not 0, 12, 24, or 36 months and not more than 36 months

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Index Type

Index Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Libor – 6 Month	3,746	538,014,130	98.67	638	96.20	143,624
Treasury – 1 Year	3	706,235	0.13	709	67.79	235,412
Libor – 1 Year	37	6,562,164	1.20	680	79.53	177,356
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

Group II-A Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
9.000 to 9.999	3	436,069	0.08	763	63.46	145,356
10.000 to 10.999	15	2,946,666	0.54	709	75.15	196,444
11.000 to 11.999	113	20,015,500	3.67	698	91.73	177,128
12.000 to 12.999	728	116,323,918	21.33	663	95.27	159,786
13.000 to 13.999	788	123,486,528	22.65	649	96.10	156,709
14.000 to 14.999	1,280	174,361,506	31.98	623	96.64	136,220
15.000 to 15.999	673	86,090,168	15.79	613	97.11	127,920
16.000 to 16.999	171	19,869,121	3.64	595	96.19	116,194
17.000 to 17.999	13	1,547,468	0.28	593	97.90	119,036
18.000 to 18.999	1	120,639	0.02	607	95.00	120,639
24.000 to 24.999	1	84,946	0.02	600	100.00	84,946
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

Group II-A Note Margin

Note Margin (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
2.000 to 2.499	13	2,336,076	0.43	702	72.89	179,698
2.500 to 2.999	21	3,749,138	0.69	696	78.42	178,530
3.000 to 3.499	9	1,590,002	0.29	672	85.75	176,667
3.500 to 3.999	5	1,099,976	0.20	655	78.61	219,995
4.000 to 4.499	4	701,361	0.13	669	83.73	175,340
4.500 to 4.999	5	740,468	0.14	698	91.61	148,094
5.000 to 5.499	59	11,439,677	2.10	704	95.95	193,893
5.500 to 5.999	167	30,169,725	5.53	672	95.04	180,657
6.000 to 6.499	315	49,579,903	9.09	668	96.51	157,397
6.500 to 6.999	725	117,166,076	21.49	655	96.32	161,608
7.000 to 7.499	345	50,879,733	9.33	647	95.48	147,477
7.500 to 7.999	384	51,566,381	9.46	636	95.22	134,287
8.000 to 8.499	526	73,421,311	13.46	625	96.53	139,584
8.500 to 8.999	524	65,126,961	11.94	610	96.47	124,288
9.000 to 9.499	360	46,896,650	8.60	607	97.14	130,268
9.500 to 9.999	219	27,132,277	4.98	596	97.32	123,892
10.000 to 10.499	71	7,590,021	1.39	590	97.99	106,902
10.500 to 10.999	28	3,363,978	0.62	589	97.64	120,142
11.000 to 11.499	4	557,477	0.10	586	100.00	139,369
11.500 to 11.999	2	175,339	0.03	560	93.01	87,670
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-A Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
February 2004	2	119,578	0.02	573	85.10	59,789
June 2004	6	976,295	0.18	695	80.56	162,716
October 2004	1	102,195	0.02	573	95.00	102,195
December 2004	1	138,933	0.03	589	100.00	138,933
April 2005	1	64,211	0.01	624	85.00	64,211
May 2005	2	225,742	0.04	710	100.00	112,871
June 2005	4	628,161	0.12	593	93.85	157,040
July 2005	9	1,076,584	0.20	543	88.10	119,620
August 2005	15	1,868,934	0.34	592	93.16	124,596
September 2005	27	3,873,896	0.71	612	91.91	143,478
October 2005	291	39,014,930	7.15	643	97.48	134,072
November 2005	866	127,651,542	23.41	649	96.59	147,404
December 2005	991	140,141,994	25.70	627	95.76	141,415
January 2006	135	21,587,776	3.96	628	94.94	159,909
February 2006	1	153,000	0.03	714	100.00	153,000
July 2006	1	48,952	0.01	617	75.00	48,952
August 2006	4	548,672	0.10	659	71.63	137,168
September 2006	33	3,663,483	0.67	625	95.06	111,015
October 2006	175	24,346,676	4.46	639	97.43	139,124
November 2006	651	94,106,008	17.26	644	96.52	144,556
December 2006	459	67,108,770	12.31	636	95.82	146,206
January 2007	86	13,724,728	2.52	632	92.79	159,590
July 2008	2	237,585	0.04	728	82.23	118,792
November 2008	3	490,448	0.09	748	80.00	163,483
December 2008	12	1,911,710	0.35	680	83.66	159,309
January 2009	5	861,357	0.16	691	87.06	172,271
August 2010	1	320,558	0.06	743	68.00	320,558
December 2010	1	185,810	0.03	700	77.00	185,810
January 2011	1	104,000	0.02	753	48.00	104,000
TOTAL	**3,786**	**545,282,530**	**100.00%**	**638**	**95.96**	**144,026**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

GROUP II-B MORTGAGE LOANS

Summary Report

Shelf	Alternet Exceptions (Subprime) RASC	Expanded Criteria Exceptions (Alt-A) RALI	Home Solution Exceptions (1st Lien High LTV) RAMP-RZ	Jumbo A Exceptions RFMSI	Total
Percent of Total	93.69%	2.71%	2.64%	0.96%	100.00%
Principal Balance ($)	341,193,536	9,850,454	9,605,761	3,506,996	364,156,747
Number of Loans	2,114	43	44	10	2,211
Average Balance ($)	161,397	229,080	218,313	350,700	164,702
WA Mortgage Rate	7.81%	6.41%	7.78%	5.17%	7.74%
WA Age (mos)	2	1	2	1	2
WA Original Term (mos)	360	360	360	360	360
WA Margin	7.71%	3.62%	6.30%	2.31%	7.51%
WA Lifetime Cap	14.01%	11.99%	14.13%	10.74%	13.93%
WA Next Rate Adj (mos)	26	43	24	47	27
WA Rate Reset Frequency (mos)	6	5	6	12	6
WA Credit Score	632	680	712	732	637
WA Original LTV	95.46%	84.30%	99.74%	75.06%	95.08%
Original LTV > 80% w/ MI	0.00%	70.80%	0.00%	0.00%	0.84%
Purchase	54.58%	60.25%	71.50%	51.03%	55.14%
Equity Refinance	39.83%	38.78%	28.50%	10.37%	39.22%
Rate/Term Refinance	5.59%	0.97%	0.00%	38.60%	5.64%
Prepayment Penalty	79.34%	76.20%	81.13%	0.00%	78.54%
Serviced by HomeComings	100.00%	100.00%	100.00%	100.00%	100.00%
Current	99.70%	100.00%	100.00%	100.00%	99.72%
30 to 59 Days Delinquent	0.30%	0.00%	0.00%	0.00%	0.28%
60 to 89 Days Delinquent	0.00%	0.00%	0.00%	0.00%	0.00%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Credit Score Distribution

Credit Scores	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA Original LTV (%)	Average Principal Balance ($)
500 to 519	4	737,618	0.20	84.38	184,405
520 to 539	1	125,602	0.03	90.00	125,602
540 to 559	27	3,469,878	0.95	89.64	128,514
560 to 579	186	27,809,103	7.64	93.58	149,511
580 to 599	197	28,842,069	7.92	95.94	146,406
600 to 619	429	65,276,535	17.93	95.94	152,160
620 to 639	523	86,284,104	23.69	95.32	164,979
640 to 659	372	62,393,452	17.13	95.45	167,724
660 to 679	203	36,340,833	9.98	95.69	179,019
680 to 699	115	20,391,217	5.60	94.83	177,315
700 to 719	72	14,900,227	4.09	94.39	206,948
720 to 739	36	7,176,115	1.97	91.80	199,337
740 to 759	22	5,368,126	1.47	93.82	244,006
760 and greater	24	5,041,869	1.38	88.36	210,078
TOTAL	**2,211**	**364,156,747**	**100.00%**	**95.08**	**164,702**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Original Principal Balance

Original Principal Balance Amounts ($)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
0 to 100,000.00	573	44,547,156	12.23	629	96.21	77,744
100,000.01 to 200,000.00	1,108	159,358,410	43.76	630	96.79	143,825
200,000.01 to 300,000.00	299	71,859,736	19.73	637	95.22	240,334
300,000.01 to 400,000.00	170	60,277,725	16.55	653	93.00	354,575
400,000.01 to 500,000.00	56	25,284,259	6.94	647	89.08	451,505
500,000.01 to 600,000.00	4	2,218,571	0.61	680	73.12	554,643
600,000.01 to 700,000.00	1	610,890	0.17	655	80.00	610,890
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Original Mortgage Rates

Original Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
4.000 to 4.499	2	288,742	0.08	776	78.02	144,371
4.500 to 4.999	3	1,252,339	0.34	742	70.38	417,446
5.000 to 5.499	8	2,350,034	0.65	714	83.38	293,754
5.500 to 5.999	24	6,476,462	1.78	701	80.25	269,853
6.000 to 6.499	59	13,089,560	3.59	673	91.88	221,857
6.500 to 6.999	68	24,819,556	6.82	655	89.57	364,993
7.000 to 7.499	44	16,786,891	4.61	650	91.65	381,520
7.500 to 7.999	1,402	214,962,436	59.03	635	96.34	153,326
8.000 to 8.499	16	6,212,231	1.71	633	95.39	388,264
8.500 to 8.999	577	75,104,668	20.62	616	96.75	130,164
9.000 to 9.499	4	1,529,314	0.42	629	95.04	382,329
9.500 to 9.999	2	763,772	0.21	603	92.73	381,886
10.000 to 10.499	2	520,744	0.14	572	90.00	260,372
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Net Mortgage Rates

Net Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
3.500 - 3.999	1	174,154	0.05	783	80.00	174,154
4.000 - 4.499	3	864,794	0.24	720	79.34	288,265
4.500 - 4.999	8	2,800,156	0.77	723	76.18	350,019
5.000 - 5.499	27	7,149,174	1.96	691	82.91	264,784
5.500 - 5.999	64	15,986,022	4.39	675	92.18	249,782
6.000 - 6.499	59	20,785,997	5.71	653	88.64	352,305
6.500 - 6.999	189	41,272,377	11.33	644	93.98	218,372
7.000 - 7.499	1,227	186,878,884	51.32	635	96.41	152,306
7.500 - 7.999	156	23,681,446	6.50	622	96.46	151,804
8.000 - 8.499	469	61,749,914	16.96	616	96.75	131,663
8.500 - 8.999	4	1,529,314	0.42	629	95.04	382,329
9.000 - 9.499	2	763,772	0.21	603	92.73	381,886
9.500 - 9.999	2	520,744	0.14	572	90.00	260,372
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Original Loan-to-Value Ratios*

Original Loan-to-Value Ratio (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	Average Principal Balance ($)
55.01 to 60.00	2	836,850	0.23	734	418,425
60.01 to 65.00	1	349,643	0.10	628	349,643
65.01 to 70.00	9	2,713,451	0.75	667	301,495
70.01 to 75.00	13	3,955,746	1.09	667	304,288
75.01 to 80.00	70	16,909,233	4.64	659	241,560
80.01 to 85.00	52	9,761,143	2.68	614	187,714
85.01 to 90.00	254	48,736,987	13.38	632	191,878
90.01 to 95.00	672	106,821,519	29.33	626	158,961
95.01 to 100.00	1,134	173,382,485	47.61	642	152,895
100.01 to 105.00	4	689,690	0.19	628	172,423
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**164,702**

*CLTV measure used for 2nd lien mortgages for purposes of computation.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Geographical Distribution of Mortgaged Properties

State	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
California	146	40,601,700	11.15	655	93.03	278,094
Florida	233	35,526,395	9.76	641	93.36	152,474
Georgia	121	19,818,792	5.44	629	95.72	163,792
Illinois	106	18,715,768	5.14	649	95.75	176,564
Virginia	73	14,574,413	4.00	628	96.42	199,649
Ohio	116	14,222,610	3.91	620	96.03	122,609
Texas	104	14,075,694	3.87	634	96.77	135,343
Michigan	97	13,520,970	3.71	634	95.27	139,391
New Jersey	56	12,826,138	3.52	636	91.73	229,038
New York	47	12,527,813	3.44	658	91.94	266,549
Colorado	61	12,256,641	3.37	629	96.64	200,929
Arizona	77	12,105,701	3.32	631	96.56	157,217
Minnesota	55	11,613,998	3.19	635	95.80	211,164
Maryland	50	11,301,487	3.10	633	93.22	226,030
Other*	869	120,468,626	33.08	631	96.05	138,629
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

* *Other includes states with under 3% concentrations individually.*

Group II-B Mortgage Loan Purpose

Loan Purpose	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Purchase	1,303	200,802,902	55.14	641	96.17	154,108
Equity Refinance	793	142,814,976	39.22	630	93.93	180,095
Rate/Term Refinance	115	20,538,869	5.64	637	92.34	178,599
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Occupancy Type

Occupancy Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Primary Residence	2,151	356,137,869	97.80	636	95.28	165,569
Non-Owner Occupied	44	5,137,915	1.41	670	82.14	116,771
Second/Vacation	16	2,880,963	0.79	688	93.14	180,060
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

Group II-B Property Type

Property Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Single-Family Detached	1,790	286,153,264	78.58	634	95.24	159,862
PUD Detached	184	38,544,880	10.58	637	94.62	209,483
2-4 Family	76	15,840,937	4.35	669	90.98	208,433
Low-Rise Condo (less than 5 stories)	82	11,747,598	3.23	644	96.80	143,263
PUD Attached	50	7,891,814	2.17	638	96.37	157,836
Townhouse Attached	24	2,855,654	0.78	635	98.36	118,986
Hi-Rise Condo (9 or more stories)	3	811,832	0.22	651	92.41	270,611
Mid-Rise Condo (5 to 8 stories)	1	214,898	0.06	572	85.00	214,898
Manufactured Housing	1	95,870	0.03	630	100.00	95,870
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Loan Documentation Type

Documentation Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Full Documentation	1,583	243,986,512	67.00	628	97.45	154,129
Limited Documentation	628	120,170,235	33.00	654	90.25	191,354
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

Group II-B Prepayment Penalty Terms

Prepayment Penalty Term	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
None	468	78,157,044	21.46	634	92.58	167,002
12 Months	94	21,360,710	5.87	652	95.88	227,242
24 Months	958	157,651,752	43.29	638	95.87	164,563
36 Months	649	99,904,625	27.43	630	96.03	153,936
48 Months	1	129,425	0.04	611	90.00	129,425
60 Months	30	4,609,052	1.27	700	85.11	153,635
Other (1)	11	2,344,138	0.64	629	97.07	213,103
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

(1) Not 0, 12, 24, 36, 48 or 60 months and not more than 42 months

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Index Type

Index Type	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
Libor – 6 Month	2,190	356,525,295	97.90	636	95.42	162,797
Libor – 1 Year	21	7,631,453	2.10	685	78.84	363,403
TOTAL	2,211	364,156,747	100.00%	637	95.08	164,702

Group II-B Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
10.000 to 10.999	11	3,588,660	0.99	729	74.28	326,242
11.000 to 11.999	27	7,287,421	2.00	691	82.47	269,904
12.000 to 12.999	102	27,751,431	7.62	665	90.97	272,073
13.000 to 13.999	1,198	190,835,368	52.40	633	95.71	159,295
14.000 to 14.999	788	120,155,417	33.00	629	96.17	152,481
15.000 to 15.999	83	14,017,707	3.85	642	97.26	168,888
16.000 to 16.999	1	346,217	0.10	585	90.00	346,217
17.000 to 17.999	1	174,527	0.05	546	90.00	174,527
TOTAL	2,211	364,156,747	100.00%	637	95.08	164,702

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Note Margin

Note Margin (%)	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
2.000 to 2.499	10	3,457,203	0.95	735	74.99	345,720
2.500 to 2.999	28	5,506,092	1.51	709	82.79	196,646
3.000 to 3.499	1	600,000	0.16	635	80.00	600,000
3.500 to 3.999	1	610,890	0.17	655	80.00	610,890
4.000 to 4.499	3	1,227,308	0.34	632	79.52	409,103
4.500 to 4.999	1	213,750	0.06	677	95.00	213,750
5.000 to 5.499	11	2,816,368	0.77	670	90.63	256,033
5.500 to 5.999	97	20,779,634	5.71	675	95.90	214,223
6.000 to 6.499	44	11,211,818	3.08	659	93.52	254,814
6.500 to 6.999	215	52,064,157	14.30	652	94.16	242,159
7.000 to 7.499	312	51,906,765	14.25	638	95.50	166,368
7.500 to 7.999	543	82,372,512	22.62	634	95.82	151,699
8.000 to 8.499	456	63,988,236	17.57	625	95.66	140,325
8.500 to 8.999	336	45,990,134	12.63	614	96.70	136,875
9.000 to 9.499	111	16,112,771	4.42	604	96.81	145,160
9.500 to 9.999	38	4,582,537	1.26	598	98.41	120,593
10.000 to 10.499	3	542,044	0.15	589	89.74	180,681
11.000 to 11.499	1	174,527	0.05	546	90.00	174,527
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Group II-B Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Loans	Current Principal Balance ($)	% of Current Principal Balance	WA FICO	WA Original LTV (%)	Average Principal Balance ($)
April 2004	1	319,283	0.09	604	80.00	319,283
June 2004	1	114,587	0.03	766	75.00	114,587
August 2004	1	81,495	0.02	565	78.00	81,495
December 2004	1	174,154	0.05	783	80.00	174,154
January 2005	1	400,000	0.11	700	80.00	400,000
February 2005	1	104,654	0.03	604	84.00	104,654
May 2005	3	302,217	0.08	637	98.22	100,739
June 2005	1	99,255	0.03	626	95.00	99,255
July 2005	3	434,145	0.12	592	92.36	144,715
August 2005	11	1,696,128	0.47	613	92.44	154,193
September 2005	18	2,959,902	0.81	619	94.38	164,439
October 2005	123	20,536,460	5.64	648	97.11	166,963
November 2005	537	98,417,178	27.03	643	95.71	183,272
December 2005	678	101,923,701	27.99	628	94.94	150,330
January 2006	88	16,406,590	4.51	635	92.99	186,439
June 2006	1	378,016	0.10	616	95.00	378,016
July 2006	3	486,295	0.13	530	90.00	162,098
August 2006	2	572,616	0.16	600	100.00	286,308
September 2006	19	2,921,898	0.80	650	93.99	153,784
October 2006	105	15,684,424	4.31	630	95.59	149,375
November 2006	302	47,800,893	13.13	635	96.40	158,281
December 2006	238	37,355,220	10.26	637	95.48	156,955
January 2007	40	8,004,165	2.20	622	91.79	200,104
September 2008	1	133,051	0.04	703	80.00	133,051
October 2008	2	579,194	0.16	710	71.22	289,597
November 2008	1	363,750	0.10	775	75.00	363,750
December 2008	26	5,083,061	1.40	694	84.66	195,502
January 2009	1	300,000	0.08	740	80.00	300,000
December 2010	2	524,415	0.14	753	82.15	262,208
TOTAL	**2,211**	**364,156,747**	**100.00%**	**637**	**95.08**	**164,702**